                                    FORM 11-K





                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



     For the fiscal year ended December 31, 1994



     Commission file number 1-1910


          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:




                      Baltimore Gas and Electric Company
                      Employee Savings Plan
                      Address same as issuer





          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                      Baltimore Gas and Electric Company
                      Gas and Electric Building, Charles Center
                      Baltimore,  Maryland  21201

                                   SIGNATURES







          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




















                                   BALTIMORE GAS AND ELECTRIC COMPANY
                                   EMPLOYEE SAVINGS PLAN
                                   _____________________________________









                                   /s/  D. L. Featherstone
     Date ______________________   _____________________________________

                                   Diane L. Featherstone
                                   Plan Administrator

                        REPORT OF INDEPENDENT ACCOUNTANTS

     To the Plan Administrator of the
            Baltimore Gas and Electric Company
            Employee Savings Plan


             We have audited the accompanying statements of net assets available for benefits of the Baltimore Gas and Electric Company Employee Savings Plan as of December 31, 1994 and 1993 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

             We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

             In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

             Our  audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             Coopers & Lybrand L.L.P.

        Baltimore, Maryland
        June 9, 1995

                       CONSENT OF INDEPENDENT ACCOUNTANTS



             We consent to the incorporation by reference in the Prospectuses prepared in accordance with the requirements of Form S-8 (File Nos. 33-56084 and 33-59545) and Form S-3 (File Nos. 33-49801, 33-45260, 33-33559, 33-57658, 33-57704, 33-50329,
        33-45258,  and  33-50331)  of our  report  dated  June  9,  1995 accompanying the financial statements and supplemental schedules of the Baltimore Gas and Electric Company Employee Savings Plan as of December 31, 1994 and 1993 and for the years then ended, included in this Annual Report on Form 11-K of Baltimore Gas and Electric Company.





                                      Coopers & Lybrand L.L.P.


        Baltimore, Maryland
        June 22, 1995

    Baltimore Gas and
    Electric Company
  Employee Savings Plan
 Statement of Net Assets
 Available for Benefits
    December 31, 1994


    Investment Funds

                                                                            Vanguard/
                                           BGE Common         Fixed           Morgan
                               Total       Stock Fund       Rate Fund      Growth Fund     Windsor Fund       Loan Fund
                           -------------- --------------  --------------  --------------   --------------   --------------
Assets


 Value of securities
   held in trust (Note 3)   $263,550,725    $229,768,037              $0      $8,661,727       $25,120,961              $0
 Value of guaranteed
   investment contracts      119,090,095               0     119,090,095               0                 0               0
 Loans outstanding to
   plan participants          23,878,730               0               0               0                 0      23,878,730
 Short-term investments        2,925,088       1,918,785         601,888         114,096           290,319               0
 Accrued dividends
   receivable                  3,929,198       3,929,198               0               0                 0               0
 Accrued interest
   receivable                      9,053           5,102           3,302             137               512
 Accounts receivable           2,967,355         158,791       1,389,384         134,521           183,707       1,100,952
                           --------------  --------------  --------------  --------------    --------------  --------------
          Total              416,350,244     235,779,913     121,084,669       8,910,481        25,595,499      24,979,682
                           --------------  --------------  --------------  --------------    --------------  --------------


Liabilities

Accounts payable               6,768,146       1,287,566         838,234         288,447         2,099,636       2,254,263
                           --------------  --------------  --------------  --------------    --------------  --------------
          Total                6,768,146       1,287,566         838,234         288,447         2,099,636       2,254,263
                           --------------  --------------  --------------  --------------    --------------  --------------


Net assets available
 for benefits               $409,582,098    $234,492,347    $120,246,435      $8,622,034       $23,495,863     $22,725,419
                           ============    ============    ============     ==============   ===============   ============

   The accompanying notes
  are an integral part of
the financial statements.

    Baltimore Gas and
    Electric Company
  Employee Savings Plan
 Statement of Net Assets
 Available for Benefits
    December 31, 1993


    Investment Funds

                                                                                Vanguard/
                                              BGE Common         Fixed            Morgan
                               Total          Stock Fund       Rate Fund       Growth Fund     Windsor Fund      Loan Fund
                           --------------    --------------  --------------   --------------  --------------   --------------
Assets


 Value of securities
   held in trust (Note 3)     $281,462,425     $254,952,445               $0      $6,710,743      $19,799,237               $0
 Value of guaranteed
   investment contracts        114,412,667                0      114,412,667               0                0                0
 Loans outstanding to
   plan participants            21,690,757                0                0               0                0       21,690,757
 Short-term investments          3,488,741        2,011,369        1,388,806          25,313           63,253                0
 Accrued dividends
   receivable                    5,208,252        3,708,446                0       1,499,806                0                0
 Accrued interest
   receivable                      294,208            3,538          290,220             162              288                0
 Accounts receivable             2,986,895          523,384          198,507          64,916        1,902,594          297,494
                            --------------   --------------   --------------  --------------   --------------   --------------
          Total                429,543,945      261,199,182      116,290,200       8,300,940       21,765,372       21,988,251
                            --------------   --------------   --------------  --------------   --------------   --------------


Liabilities

Accounts payable                 3,687,990          994,521          349,262         789,492          108,845        1,445,870
                            --------------   --------------   --------------  --------------   --------------   --------------
          Total                  3,687,990          994,521          349,262         789,492          108,845        1,445,870
                            --------------   --------------   --------------  --------------   --------------   --------------


Net assets available
 for benefits                 $425,855,955     $260,204,661     $115,940,938      $7,511,448      $21,656,527      $20,542,381
                               ===========      ===========      ===========     ===========      ===========      ===========

   The accompanying notes
  are an integral part of
the financial statements.

   Baltimore Gas and Electric
            Company
     Employee Savings Plan
  Statement of Changes in Net
 Assets Available for  Benefits
For the Year Ended December 31,
              1994


        Investment Funds

                                                                                     Vanguard/
                                                    BGE Common        Fixed           Morgan
                                      Total         Stock Fund      Rate Fund       Growth Fund     Windsor Fund       Loan Fund
                                  --------------  --------------  --------------   --------------  --------------    --------------
Additions and Net
Investment Activity
- -------------------
Contributions:

  Participant eligible
    pay contributions                $26,246,887     $10,143,982      $10,050,245      $2,043,839       $4,008,821                $0
  Participant rollover
    contributions                        146,932          48,786           40,135           4,569           53,442                 0
  Employer matching
    contributions
    Company stock fund                 8,314,402       8,314,402                0               0                0                 0
                                  --------------  --------------   --------------  --------------   --------------    --------------
                                      34,708,221      18,507,170       10,090,380       2,048,408        4,062,263                 0
                                  --------------  --------------   --------------  --------------   --------------    --------------

Income:

  Dividends
    Stock funds                       12,876,824      12,449,901                0          77,497          349,426                 0
    Employee stock account             2,975,897       2,975,897                0               0                0                 0
  Interest                             7,376,717               0        7,374,091               0            2,626                 0
  Pooled funds                           163,672         108,749           47,340           2,324            5,259                 0
  Interest on participant loans        1,696,287               0                0               0                0         1,696,287
                                  --------------  --------------   --------------  --------------   --------------    --------------
                                      25,089,397      15,534,547        7,421,431          79,821          357,311         1,696,287
                                  --------------  --------------   --------------  --------------   --------------    --------------


 Participant loan repayments                   0       4,457,533        2,877,017         326,272          804,586       (8,465,408)
                                  --------------  --------------   --------------  --------------   --------------    --------------
                                               0       4,457,533        2,877,017         326,272          804,586       (8,465,408)
                                  --------------  --------------   --------------  --------------   --------------    --------------

 Participant interfund
   transfers (net)                             0     (1,508,766)          101,465       (138,783)        1,546,084                 0
                                  --------------  --------------   --------------  --------------   --------------    --------------
                                               0     (1,508,766)          101,465       (138,783)        1,546,084                 0
                                  --------------  --------------   --------------  --------------   --------------    --------------


(continued on next page)

  Baltimore Gas and Electric
            Company
     Employee Savings Plan
  Statement of Changes in Net
Assets Available for  Benefits
For the Year Ended December 31,
             1994
          (Continued)


       Investment Funds

                                                                                      Vanguard/
                                                     BGE Common        Fixed            Morgan
                                    Total            Stock Fund      Rate Fund       Growth Fund    Windsor Fund       Loan Fund
                                --------------      -------------- --------------   --------------  -------------- --------------
Additions and Net
Investment Activity (Continued)
- -------------------------------


Depreciation on investments:


 Net depreciation
    of common stock                  $(32,866,909)  $(32,866,909)               $0              $0              $0                $0
 Net depreciation
    of mutual funds                    (2,988,235)              0                0       (472,214)     (2,516,021)                 0
                                    -------------- --------------   --------------  --------------  --------------    --------------
      Total                           (35,855,144)   (32,866,909)                0       (472,214)     (2,516,021)                 0
                                    -------------- --------------   --------------  --------------  --------------    --------------


Total additions and net
investment activity                     23,942,474      4,123,575       20,490,293       1,843,504       4,254,223       (6,769,121)
                                    -------------- --------------   --------------  --------------  --------------    --------------


Distributions:

 Withdrawal and distribution
    payments to participants          (40,216,331)   (24,533,926)     (12,861,369)       (392,064)     (1,442,893)         (986,079)
 Loans to participants                          0     (5,301,963)      (3,323,427)       (340,854)       (971,994)         9,938,238
                                    -------------- --------------   --------------  --------------  --------------    --------------
Total Distributions                   (40,216,331)   (29,835,889)     (16,184,796)       (732,918)     (2,414,887)         8,952,159
                                    -------------- --------------   --------------  --------------  --------------    --------------


Change in net assets                  (16,273,857)   (25,712,314)        4,305,497       1,110,586       1,839,336         2,183,038
 Net assets available
    for  benefits,
    beginning of year                  425,855,955    260,204,661      115,940,938       7,511,448      21,656,527        20,542,381
                                    -------------- --------------   --------------  --------------  --------------    --------------

 Net assets available
    for benefits,
    end of year                       $409,582,098   $234,492,347     $120,246,435      $8,622,034     $23,495,863       $22,725,419
                                       ===========    ===========      ===========     ===========     ===========       ===========


  The accompanying notes are an
 integral part of the financial
 statements.

Baltimore Gas and Electric Company
      Employee Savings Plan
Statement of Changes in Net Assets
     Available for  Benefits
 For the Year Ended December 31,
               1993


         Investment Funds

                                                                                      Vanguard/
                                                      BGE Common        Fixed           Morgan
                                        Total         Stock Fund      Rate Fund      Growth Fund     Windsor Fund      Loan Fund
                                    --------------  --------------  --------------  --------------  --------------   --------------
Additions and Net
Investment Activity
- -------------------
Contributions:

  Participant eligible
    pay contributions               $27,425,202     $10,845,395     $11,523,882      $1,841,762      $3,214,163               $0
  Participant rollover
    contributions                       161,413          43,620          59,176          20,758          37,859                0
   Employer matching contributions
    Company stock fund                9,010,434       9,010,434               0               0               0                0
                                 --------------  --------------  --------------  --------------  --------------   --------------
      Total                          36,597,049      19,899,449      11,583,058       1,862,520       3,252,022                0
                                 --------------  --------------  --------------  --------------  --------------   --------------

Income:

  Dividends
    Stock funds                      13,830,959      11,257,466               0         820,026       1,753,467                0
    Employee stock accoun             3,140,040       3,140,040               0               0               0                0
  Interest                            7,708,127               0       7,708,127               0               0                0
  Pooled funds                          106,939          79,126          23,493           1,472           2,848                0
  Interest on participant loans       1,521,617               0               0               0               0        1,521,617
                                 --------------  --------------  --------------  --------------  --------------   --------------
      Total                          26,307,682      14,476,632       7,731,620         821,498       1,756,315        1,521,617
                                 --------------  --------------  --------------  --------------  --------------   --------------


 Participant loan repayments                  0       4,237,840       2,788,867         260,156         546,953      (7,833,816)
                                 --------------  --------------  --------------  --------------  --------------   --------------
      Total                                   0       4,237,840       2,788,867         260,156         546,953      (7,833,816)
                                 --------------  --------------  --------------  --------------  --------------   --------------

 Participant interfund
   transfers (net)                            0     (4,049,036)       3,530,668         110,419         407,949                0
                                 --------------  --------------  --------------  --------------  --------------   --------------
      Total                                   0     (4,049,036)       3,530,668         110,419         407,949                0
                                 --------------  --------------  --------------  --------------  --------------   --------------


(continued on next page)

  Baltimore Gas and Electric
            Company
     Employee Savings Plan
  Statement of Changes in Net
Assets Available for  Benefits
For the Year Ended December 31,
             1993
          (Continued)


       Investment Funds

                                                                                    Vanguard/
                                                BGE Common          Fixed             Morgan
                                  Total         Stock Fund        Rate Fund        Growth Fund      Windsor Fund       Loan Fund
                              --------------   --------------   --------------    --------------    --------------   --------------
Additions and Net
Investment Activity (Continued)
- -------------------------------

Appreciation on investments:


 Net appreciation
    of common stock              $18,922,373      $18,922,373                $0                $0               $0                $0
 Net appreciation
    (depreciation)
    of mutual funds                1,110,385                0                 0         (343,005)        1,453,390                 0
                              --------------   --------------    --------------    --------------   --------------    --------------
      Total                       20,032,758       18,922,373                 0         (343,005)        1,453,390                 0
                              --------------   --------------    --------------    --------------   --------------    --------------


Total additions and net
investment activity               82,937,489       53,487,258        25,634,213         2,711,588        7,416,629       (6,312,199)
                              --------------   --------------    --------------    --------------   --------------    --------------


Distributions:

 Withdrawal and distribution
    payments to participants    (21,535,712)     (14,125,768)       (6,572,769)         (160,751)        (564,824)         (111,600)
 Loans to participants                     0      (6,064,162)       (3,991,658)         (343,919)        (876,155)        11,275,894
                                ------------   --------------    --------------    --------------   --------------    --------------
Total Distributions             (21,535,712)     (20,189,930)      (10,564,427)         (504,670)      (1,440,979)        11,164,294
                                ------------   --------------    --------------    --------------   --------------    --------------


Increase in net assets            61,401,777       33,297,328        15,069,786         2,206,918        5,975,650         4,852,095
 Net assets available
    for benefits,
    beginning of year            364,454,178      226,907,333       100,871,152         5,304,530       15,680,877        15,690,286
                              --------------   --------------    --------------    --------------   --------------    --------------

 Net assets available
    for benefits,
    end of year                 $425,855,955     $260,204,661      $115,940,938        $7,511,448      $21,656,527       $20,542,381
                                 ===========      ===========       ===========       ===========      ===========       ===========

  The accompanying notes are an
 integral part of the financial
 statements.

                       BALTIMORE GAS AND ELECTRIC COMPANY
                              EMPLOYEE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


     1.   GENERAL DESCRIPTION OF THE PLAN

             Baltimore Gas and Electric Company (the Company), has established the Baltimore Gas and Electric Company Employee Savings Plan (Plan) and Trust Agreement, with Bankers Trust Company as Trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan allows participants to contribute up to 15% of their eligible pay through regular payroll deductions, under a deferred compensation option and/or a thrift option. Participant contributions under the deferred compensation option are excluded from current year's taxable income, whereas participant contributions under the thrift option are included in current year's taxable income. The Company contributes one-half of the first 6% of eligible pay contributed by participants.

             The Plan accepts rollovers of employees' eligible rollover distributions from other qualified plans.

              There  are  four  investment  fund  choices  offered   for
        participant contributions: the BGE Common Stock Fund, the Fixed Rate Fund and two mutual funds. Both mutual funds, the Vanguard/Morgan Growth Fund ("Morgan Fund") and the Windsor Fund, are managed by The Vanguard Group of Investment Companies. All Company contributions are invested by the Trustee in the BGE Common Stock Fund.

            Participant and Company matching contributions are sent, not less than once a month, to the Trustee, who invests participant contributions as designated, either in (1) the BGE Common Stock Fund for the purchase (in the open market) or other acquisition (as described in Note 2) of shares of the Company's common stock; (2) the Morgan Fund for the purchase of mutual fund shares directly from The Vanguard Group of Investment Companies;
        (3) the Windsor Fund for the purchase of mutual fund shares directly from The Vanguard Group of Investment Companies; or (4) the Fixed Rate Fund, as more fully described below. Company matching contributions are initially invested in the BGE Common Stock Fund.

             Dividends and earnings received on any shares held in participants' accounts, except for the shares of Company common stock held in their employee stock accounts, whether in the BGE Common Stock Fund, the Morgan Fund or the Windsor Fund, are automatically used to purchase or otherwise acquire additional shares for reinvestment in the corresponding fund, and all earnings on each participant's investment in the Fixed Rate Fund are automatically reinvested in that fund.

            Dividends received on shares of Company common stock held in a participant's employee stock account are invested by the Trustee in income-producing investments. Annually, a check is sent to the participant representing the total dividends credited to the participant's employee stock account. Any income earned on the dividends is not paid out annually, but is used to purchase or otherwise acquire additional shares of Company common stock for reinvestment in the participant's employee stock account.

             The total number of common stock or mutual fund shares purchased for any participant depends upon: (1) the participant's eligible pay; (2) the amount of the participant's eligible pay that is contributed; (3) the amount of that contribution which is designated for investment in the BGE Common Stock Fund, the Morgan Fund or the Windsor Fund; (4) the amount of Company matching contributions invested in the BGE Common Stock Fund; (5) the reinvested dividends and earnings on each investment fund; (6) the reinvested capital gains/losses on the Morgan Fund or Windsor Fund; and (7) the price of common stock or mutual fund shares, at the time of purchase, for each investment fund.

             Amounts held in the Fixed Rate Fund are invested in contracts issued by insurance companies or other financial institutions. Each contract specifies a fixed rate of interest for a certain period of time. The interest rate earned by the Fixed Rate Fund is a weighted average of the rates under the various contracts. The annual effective rates for the calendar years 1994 and 1993 were 6.60 % and 7.49%, respectively. At December 31, 1994, approximately 6.45% and 6.09% of net assets available for benefits were invested in contracts issued by Principal Mutual and New York Life respectively. At December 31, 1993, approximately 8.35% and 6.94% of net assets available for benefits were invested in contracts issued by Metropolitan Life Insurance Company and Principal Mutual Life Insurance Company respectively. Contracts included in the Fixed Rate Fund have been reported at their contract value, which approximates fair market value. All the investments in this fund are held for purposes other than trading.

             Participants have the right, once a month, to change the amount of their payroll deductions as well as the percentage of their contributions being invested in each of the four investment funds as provided in the Plan.

             In addition, participants are allowed monthly to transfer the value of their contributions, including earnings, among the four investment funds. Furthermore, as of the beginning of the calendar year in which participants reach age 56, they may transfer, monthly, the value of their Company contributions and employee stock account among the four investment funds.

            Under a loan program, participants may borrow up to one-half of their total account balance, with a minimum of $1,000 and a maximum of $50,000. Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to thirty years for repayment. Loans are repaid through regular payroll deductions or by direct payments from the participants and only one loan at a time is allowed by each participant. The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan. The interest rate for loans is set by the Plan Administrator and is based on prevailing interest rates charged for similar loans by local financial institutions.

             The Plan allows participants to postpone, until withdrawal or distribution, any income tax liability on (1) all Company contributions; (2) participant contributions under the deferred compensation option; and (3) earnings on their contributions and Company contributions. Participant contributions under the thrift option are included in current year's taxable income.

               Withdrawals of thrift contributions and Company contributions, including earnings, are allowed monthly. All contributions held in participants' accounts are immediately 100% vested. However, participants who withdraw unmatured basic contributions (contributions of up to the first 6% of the participant's eligible pay that had not remained in the Plan for two full calendar years) are suspended from making payroll contributions to the Plan for twelve months.

            Distributions to participants who retire or terminate active employment are automatically deferred until they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution. Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year, whether or not they are actively employed. Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their deferred compensation account balances.

             The Plan is administered by the Manager, Staff Services Department of the Company, as Plan Administrator. Administrative fees charged by institutions which issue contracts for the Fixed Rate Fund are reflected in the effective rate earned by the fund. All other fees and expenses of the Plan, including those of the Trustee, are currently paid by the Company. Brokerage fees, commissions and transfer taxes associated with the purchase, sale, or transfer of shares of common stock for the BGE Common Stock Fund and mutual fund shares for the two mutual funds are borne by those funds.

             Effective July 1, 1995, the Company intends to amend the Plan and Bankers Trust will be replaced by T. Rowe Price Trust Company as trustee. Significant amendments include: (1) Expanding and changing the investment fund choices for participant contributions to include the BGE Common Stock Fund, the Interest Income Fund (formerly the Fixed Rate Fund), and five T. Rowe Price mutual funds. The Morgan Fund and Windsor Fund will no longer be available as investment options. In anticipation of this change, effective March 31, 1995, T. Rowe Price took over management of the Fixed Rate Fund assets. (2) Replacing the monthly valuation of Plan balances with daily valuations. As part of this change, participants will be allowed to request and execute transfers among investment funds, withdrawals, distributions, and loans more frequently than once a month. (3) Increasing the number of loans a participant may have outstanding at any time from one to two and basing the loan interest rate on the prime rate plus 1%. (4) Reducing the period of time before an employee becomes eligible to make contributions from one year to one month (three months in the case of employees of certain subsidiaries of the Company).

             Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             The financial statements of the Plan are prepared under the accrual method of accounting.

             Shares of common stock for participant contributions and Company matching contributions currently are purchased for the BGE Common Stock Fund on the open market, through new issuances or by other acquisition. Mutual fund shares for the Morgan Fund and the Windsor Fund are purchased directly from The Vanguard Group of Investment Companies, except that the Trustee purchases from time to time a small number of shares at current market value from participants withdrawing from the Plan or making interfund transfers. The cost of shares sold from the BGE Common Stock Fund, the Morgan Fund and the Windsor Fund, as a result of participant distributions, withdrawals, interfund transfers or loans, are determined under the average cost method.

             Withdrawals and distributions to participants are recorded when paid.

             Leveraging provisions are included in the Plan, but these provisions have not yet been utilized.

             Shares of common stock in the BGE Common Stock Fund held by Bankers Trust Company are valued as of December 31, 1994 and 1993, using the quoted closing market price as reported by the "NYSE--Composite Transactions" published in the eastern edition of The Wall Street Journal. Mutual fund shares held in the Morgan Fund and the Windsor Fund are valued as of December 31, 1994 and 1993 using the net asset value price of such shares as quoted by the "Mutual Fund Quotations" for such date in the eastern edition of The Wall Street Journal. Participant loans are valued at cost which approximates fair value.

                 The Plan's investments are stated at fair value except for the various contracts issued by insurance companies or other financial institutions, under the Fixed Rate Fund, which are stated at contract value. Contract value is equal to the aggregate of the net contributions and earnings thereon. AICPA Statement of Position 94-4, which must be adopted in 1995, requires the Plan to report fully benefit-responsive investment contracts at contract value, and all other investment contracts at fair value. Adoption of this statement is not expected to have a material impact on the Plan's financial statements because the current investment contracts are fully benefit-responsive.

             The Trustee may keep for short periods any portion of contributions designated for investment in any of the four investment funds in cash or a pooled interim investment fund consisting of short-term investments as provided by the Trust Agreement with Bankers Trust Company, Trustee.

             The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     3.   SECURITIES HELD IN TRUST

            Shown below are the shares, with respective market value and cost, which were held in trust in the BGE Common Stock Fund, the Morgan Fund and the Windsor Fund on December 31, 1994 and 1993.

                            SHARES HELD        MARKET
                              IN TRUST         VALUE          COST

        BGE COMMON STOCK FUND

         December 31, 1994  10,384,996    $229,768,037   $199,145,551
         December 31, 1993  10,047,387    $254,952,445   $187,381,268

        MORGAN FUND

         December 31, 1994     762,475      $8,661,727     $9,127,698
         December 31, 1993     558,763      $6,710,743     $6,830,065

        WINDSOR FUND

         December 31, 1994   1,995,311     $25,120,961    $26,432,638
         December 31, 1993   1,423,382     $19,799,237    $18,352,863

     4. TAX STATUS

             The Company has received the latest favorable determination letter from the Internal Revenue Service, dated November 22, 1994, with respect to the Plan as restated effective June 30, 1994, qualifying the Plan as a stock bonus plan under Section 401 of the Internal Revenue Code (Code) and an employee stock ownership plan under Section 4975(e)(7) of the Code and exempting the Plan from federal income tax under Section 501 of the Code.

     5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

             The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                December 31,
                                         1994                1993
          Net assets available
             for benefits per
             the financial
             statements               $409,582,098        $425,855,955

          Amounts requested by
             participants for
             withdrawals and
             distributions at
             December 31, but
             not yet paid             (1,659,655)          (1,218,624)
                                     _____________       _____________

          Net assets available
             for benefits
             per the Form 5500        $407,922,443        $424,637,331

                                     =============       =============

             The following is a reconciliation of withdrawals and distributions paid to participants per the financial statements to the Form 5500:

                                                         Year ended
                                                     December 31, 1994
              Withdrawals and distributions paid
                 to participants per the
                 financial statements                   $40,216,331
              Add:
                 Amounts requested by participants for
                 withdrawals and distributions at
                 December 31, 1994  but not yet paid      1,659,655
              Less:
                 Amounts requested by participants for
                 withdrawals and distributions at
                 December 31, 1993 but not yet paid     (1,218,624)
                                                      _____________
              Withdrawals and distributions to
                 participants per the Form 5500         $40,657,362
                                                      =============


             Withdrawals and distributions to participants recorded on the Form 5500 for benefit claims include amounts that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                                                                                       Page 1 of 3
         Baltimore Gas and Electric
          Company (EIN 52-0280210)
       Bankers Trust Company, Trustee
       -  Baltimore Gas and Electric
       Company Employee Savings Plan

          Item 27(a) - Schedule of
         Assets Held for Investment
                  Purposes
             December 31, 1994

                                                                                     Current        Maturity
             Identity of Issue            Description of Asset           Cost         Value           Date
                                                                                       *
       Group Annuity Contract with    Insurance Company Guaranteed
         Allstate Life Insurance      Interest Contract -
         Company (GA 5285)            Guaranteed Interest - 7.52%        $7,345,323 $7,345,323             04/01/97

       Group Annuity Contract with    Insurance Company Guaranteed
         Allstate Life Insurance      Interest Contract -
         Company (GA 5518)            Guaranteed Interest - 4.53%         7,074,470  7,074,470             10/01/96

       Group Annuity Contract with    Insurance Company Guaranteed
         CDC BRIC                     Interest Contract -                                             33.3% 9/30/96
         Company (154-01)             Guaranteed Interest - 6.98%        10,165,881 10,165,881          50% 3/31/97
                                                                                                       All 9/30/97
       Group Annuity Contract with    Insurance Company Guaranteed
         Metropolitan Life Insurance  Interest Contract -
         (11809-0)                    Guaranteed Interest - 9.00%         9,647,032  9,647,032             03/31/95

       Group Annuity Contract with    Insurance Company Guaranteed
         Metropolitan Life Insurance  Interest Contract -
         (13307)                      Guaranteed Interest - 5.75%         7,189,095  7,189,095             03/31/98

       Group Annuity Contract with    Insurance Company Guaranteed
         New York Life                Interest Contract -
         (06750)                      Guaranteed Interest - 5.15%        15,572,890 15,572,890             09/30/98

       Group Annuity Contract with    Insurance Company Guaranteed                                Excess > $3.7 Mil
         New York Life                Interest Contract -                                                   9/30/98
         (06750002)                   Guaranteed Interest - 6.35%         9,384,672  9,384,672          All 3/31/99

       Group Annuity Contract with    Insurance Company Guaranteed                                    33.3% 9/30/96
         Peoples Security Life        Interest Contract -                                               50% 3/31/97
         (BDA00451FR)                 Guaranteed Interest - 7.04%         4,384,912  4,384,912          All 9/30/97

       Group Annuity Contract with    Insurance Company Guaranteed
         Principal Mutual             Interest Contract -
                                     Guaranteed Interest - 5.85%         7,671,258  7,671,258             04/01/98

       Group Annuity Contract with    Insurance Company Guaranteed
         Principal Mutual             Interest Contract -
         (4-05026-02)                 Guaranteed Interest - 5.17%        18,752,902 18,752,902             09/30/98

       Group Annuity Contract with    Insurance Company Guaranteed
         Prudential                   Interest Contract -
         (7088-211)                   Guaranteed Interest - 6.74%         3,174,130  3,174,130             09/30/95

       Group Annuity Contract with    Insurance Company Guaranteed
         Prudential                   Interest Contract -                                              50% 09/30/96
         (7088-212)                   Guaranteed Interest - 7.44%         7,009,558  7,009,558         All 09/30/97

         (Continued on next page)



     * Current Value of the guaranteed
      investment contracts equal contract
      value


        Baltimore Gas and Electric Company
                 (EIN 52-0280210)
         Bankers Trust Company, Trustee  -
        Baltimore Gas and Electric Company
               Employee Savings Plan

       Item 27(a) - Schedule of Assets Held
              for Investment Purposes
                 December 31, 1994

                                                                                         Current    Maturity
                 Identity of Issue              Description of Asset         Cost         Value       Date
                                                                                              *
       Group Annuity Contract with           Insurance Company Guaranteed
         Prudential                          Interest Contract -
         (7088-213)                          Guaranteed Interest - 6.48%     $8,667,621    $8,667,621 3/31/99

       Group Annuity Contract with           Insurance Company Guaranteed
         Travelers                           Interest Contract -
         (14576)                             Guaranteed Interest - 8.95%      3,050,351     3,050,351 06/30/95

     * Baltimore Gas and Electric Company    Common Stock - no par          199,145,551   229,768,037    -

       Vanguard / Morgan Growth Fund         Mutual Fund                      9,127,698     8,661,727    -

       Windsor Fund                          Mutual Fund                     26,432,638    25,120,961    -

     * Loan Fund (Interest)                  Participant Loan Fund              -          23,878,730    -

       General Employee Benefit Trust        Short-Term Investment Fund;
         of Bankers Trust Company -          Fluctuating Interest Rates;
         Short-Term Investment Funds         Valued at Book Value of fund
                                            at time of purchase              2,925,088     2,925,088    -
                                                                         ____________  ____________
                                                                   Total $356,721,070  $409,444,638
                                                                           ==========    ==========
     * Parties-in-Interest




     * Current Value of the guaranteed
      investment contracts equal contract
      value


        Baltimore Gas and Electric Company
                 (EIN 52-0280210)
        Bankers Trust Company, Trustee  -
        Baltimore Gas and Electric Company
              Employee Savings Plan

          27(d)   Schedule of Reportable
                   Transactions
         Cumulative Transactions by Issue
         Exceeding 5% of Portfolio Value
              During Plan Year 1994


                                               Number                           Number
                                                of                                of
               Security Description           Sales      Proceeds      Gain   Purchases        Cost

     * Baltimore Gas and Electric Company
         Common Stock - no par                       79  $20,465,367 $3,615,036        138      $33,563,669


       Directed Account
         Short-Term Investment Fund
         General Employee Benefit Trust             249   75,183,567         0        363       74,635,274
                                                ______  ___________ __________    _______    _____________
                                     Total         328  $95,648,934 $3,615,036        501     $108,198,943
                                                ======    =========   ========   ========    =============


     * Parties-in-Interest















                                     - 20 -